SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2015
Commission File Number 001-37400

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Shopify Inc.
(Translation of registrant’s name into English)

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150 Elgin Street, 8th Floor
Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit

99.1	Shopify Inc. – Interim Financial Statements for the Third Quarter ended September 30, 2015

99.2	Shopify Inc. – Interim Management’s Discussion and Analysis for the Third Quarter ended September 30, 2015

99.3	Shopify Inc. – Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)

99.4	Shopify Inc. – Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHOPIFY INC.
(Registrant)

Date: November 4, 2015	By:	/S/ JOSEPH FRASCA
Name: Joseph Frasca Title: General Counsel and Secretary